EXHIBIT 3
                                                                       ---------


------------------------------------  -----------------------------------------
MANAGEMENT'S
REPORT AND
AUDITORS' REPORT
------------------------------------  -----------------------------------------


MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to examine the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors (the "Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board exercises this responsibility through the Audit Committee of the Board. This committee, which is comprised of non-management directors, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval. The consolidated financial statements have been approved by the Board on the recommendation of the Audit Committee.


/s/ JOHN G. LANGILLE       /s/ DOUGLAS A. PROLL             /s/ RANDALL S. DAVIS
JOHN G. LANGILLE CA        DOUGLAS A. PROLL CA              RANDALL S. DAVIS CA
President & Director       Senior Vice President, Finance   Financial Controller
                                                            February 19, 2004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CANADIAN NATURAL RESOURCES LIMITED,

We have audited the consolidated balance sheets of Canadian Natural Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP                          Calgary, Alberta, Canada
Chartered Accountants                                   February 19, 2004



60 CANADIAN NATURAL

------------------------------------  -----------------------------------------
CONSOLIDATED
FINANCIAL STATEMENTS
------------------------------------  -----------------------------------------


CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(millions of Canadian dollars)                               2003           2002
================================================================================
ASSETS
CURRENT ASSETS
--------------------------------------------------------------------------------
Cash                                                   $       104   $        30
--------------------------------------------------------------------------------
Accounts receivable and other                                  751           745
================================================================================
                                                               855           775
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT (note 2)                      13,269        12,500
--------------------------------------------------------------------------------
DEFERRED CHARGES                                                74            84
================================================================================
                                                       $    14,198   $    13,359
================================================================================
LIABILITIES
CURRENT LIABILITIES
--------------------------------------------------------------------------------
Accounts payable                                       $       464   $       337
--------------------------------------------------------------------------------
Accrued liabilities                                            712           428
--------------------------------------------------------------------------------
Current portion of long-term debt (note 3)                     184            24
================================================================================
                                                             1,360           789
--------------------------------------------------------------------------------
LONG-TERM DEBT (note 3)                                      2,645         4,074
--------------------------------------------------------------------------------
DEFERRED CREDITS (note 4)                                      488           440
--------------------------------------------------------------------------------
FUTURE INCOME TAX (note 5)                                   3,588         3,188
================================================================================
                                                             8,081         8,491
================================================================================
SHAREHOLDERS' EQUITY
PREFERRED SECURITIES (note 6)                                  103           126
--------------------------------------------------------------------------------
SHARE CAPITAL (note 7)                                       2,353         2,304
--------------------------------------------------------------------------------
RETAINED EARNINGS                                            3,644         2,414
--------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT (note 8)                17            24
================================================================================
                                                             6,117         4,868
================================================================================
                                                       $    14,198   $    13,359
================================================================================

COMMITMENTS (note 11)


Signed on behalf of the Board:

/s/ GORDON D. GIFFIN                    /s/ N. MURRAY EDWARDS
AMBASSADOR GORDON D. GIFFIN             N. MURRAY EDWARDS
Chairman of the Audit Committee         Vice-Chairman of the Board of Directors
and Director                            and Director


61 ANNUAL REPORT 2003

Consolidated financial statements


CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31
(millions of Canadian dollars, except per common share amounts)              2003          2002         2001
=============================================================================================================
REVENUE                                                               $     5,972   $     4,342   $    3,757
-------------------------------------------------------------------------------------------------------------
Less: royalties                                                              (872)         (600)        (580)
=============================================================================================================
                                                                            5,100         3,742        3,177
=============================================================================================================
EXPENSES
-------------------------------------------------------------------------------------------------------------
Production                                                                  1,209           931          756
-------------------------------------------------------------------------------------------------------------
Transportation                                                                262           262          170
-------------------------------------------------------------------------------------------------------------
Depletion, depreciation and amortization                                    1,565         1,314          903
-------------------------------------------------------------------------------------------------------------
Administration                                                                 87            61           38
-------------------------------------------------------------------------------------------------------------
Stock-based compensation (note 7)                                             200            --           --
-------------------------------------------------------------------------------------------------------------
Interest                                                                      157           159          138
-------------------------------------------------------------------------------------------------------------
Foreign exchange (gain) loss                                                 (312)          (31)          63
-------------------------------------------------------------------------------------------------------------
Loss on sale of United States assets (note 2)                                  --            --           24
=============================================================================================================
                                                                            3,168         2,696        2,092
=============================================================================================================
EARNINGS BEFORE TAXES                                                       1,932         1,046        1,085
-------------------------------------------------------------------------------------------------------------
Taxes other than income tax (note 5)                                          107            63           69
-------------------------------------------------------------------------------------------------------------
Current income tax (note 5)                                                    92             8           77
-------------------------------------------------------------------------------------------------------------
Future income tax (note 5)                                                    339           400          283
=============================================================================================================
NET EARNINGS                                                                1,394           575          656
-------------------------------------------------------------------------------------------------------------
Dividend on preferred securities, net of tax                                   (5)           (6)          (6)
-------------------------------------------------------------------------------------------------------------
Revaluation of preferred securities, net of tax                                18             1           (8)
=============================================================================================================
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS                      $     1,407   $       570   $      642
=============================================================================================================
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS
   PER COMMON SHARE (note 9)
-------------------------------------------------------------------------------------------------------------
   Basic                                                              $     10.48   $      4.46   $     5.30
-------------------------------------------------------------------------------------------------------------
   Diluted                                                            $     10.14   $      4.31   $     5.17
=============================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31
(millions of Canadian dollars)                                               2003          2002         2001
=============================================================================================================
BALANCE - BEGINNING OF YEAR                                           $     2,414   $     1,908   $    1,391
-------------------------------------------------------------------------------------------------------------
Net earnings                                                                1,394           575          656
-------------------------------------------------------------------------------------------------------------
Dividend on preferred securities, net of tax                                  (5)           (6)          (6)
-------------------------------------------------------------------------------------------------------------
Revaluation of preferred securities, net of tax                                18             1           (8)
-------------------------------------------------------------------------------------------------------------
Dividend on common shares (note 7)                                            (81)          (64)         (49)
-------------------------------------------------------------------------------------------------------------
Purchase of common shares (note 7)                                            (96)           --          (76)
=============================================================================================================
BALANCE - END OF YEAR                                                 $     3,644   $     2,414   $    1,908
=============================================================================================================


62  CANADIAN NATURAL

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(millions of Canadian dollars)                                             2003            2002         2001
=============================================================================================================
OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------------------
Net earnings                                                          $   1,394   $         575   $      656
-------------------------------------------------------------------------------------------------------------
Non-cash items
-------------------------------------------------------------------------------------------------------------
Depletion, depreciation and amortization                                  1,565           1,314          903
-------------------------------------------------------------------------------------------------------------
Stock-based compensation                                                    200              --           --
-------------------------------------------------------------------------------------------------------------
Unrealized foreign exchange (gain) loss                                    (320)            (35)          64
-------------------------------------------------------------------------------------------------------------
Deferred petroleum revenue tax                                               (9)             10           --
-------------------------------------------------------------------------------------------------------------
Future income tax                                                           339             400          283
-------------------------------------------------------------------------------------------------------------
Loss on sale of United States assets                                         --              --           24
=============================================================================================================
Cash flow provided from operations                                        3,169           2,264        1,930
-------------------------------------------------------------------------------------------------------------
Deferred charges                                                             10             (84)          --
-------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital (note 12)                            (48)           (157)         (42)
=============================================================================================================
                                                                          3,131           2,023        1,888
=============================================================================================================
FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------------------
Repayment of bank credit facilities                                        (647)         (1,234)        (442)
-------------------------------------------------------------------------------------------------------------
Repayment of senior unsecured notes                                         (85)            (16)         (16)
-------------------------------------------------------------------------------------------------------------
Issue of US dollar debt securities                                           --           1,749          615
-------------------------------------------------------------------------------------------------------------
Repayment of obligations under capital leases                                (8)             (4)          --
-------------------------------------------------------------------------------------------------------------
Repayment of limited recourse loan                                           --              --          (12)
-------------------------------------------------------------------------------------------------------------
Dividend on preferred securities                                             (9)            (10)         (10)
-------------------------------------------------------------------------------------------------------------
Dividend on common shares                                                   (77)            (60)         (36)
-------------------------------------------------------------------------------------------------------------
Issue of common shares on exercise of stock options                          89              84           43
-------------------------------------------------------------------------------------------------------------
Purchase of common shares                                                  (144)             --         (113)
-------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital (note 12)                            (11)             27            7
=============================================================================================================
                                                                           (892)            536           36
=============================================================================================================
INVESTING ACTIVITIES
-------------------------------------------------------------------------------------------------------------
Business combination, net of cash acquired (note 13)                         --            (843)          --
-------------------------------------------------------------------------------------------------------------
Expenditures on property, plant and equipment                            (2,526)         (1,752)      (1,948)
-------------------------------------------------------------------------------------------------------------
Net proceeds on sale of property, plant and equipment                        20              76           63
=============================================================================================================
Net expenditures on property, plant and equipment                        (2,506)         (2,519)      (1,885)
-------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital (note 12)                            341             (25)         (52)
=============================================================================================================
                                                                         (2,165)         (2,544)      (1,937)
=============================================================================================================
INCREASE (DECREASE) IN CASH                                                  74              15          (13)
-------------------------------------------------------------------------------------------------------------
CASH - BEGINNING OF YEAR                                                     30              15           28
=============================================================================================================
CASH - END OF YEAR                                                    $     104   $          30   $       15
=============================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (note 12)


63  ANNUAL REPORT 2003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated)


1.       ACCOUNTING POLICIES

Canadian Natural Resources Limited (the "Company") is a senior independent oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company's operations are focused in North America, largely in western Canada, the North Sea and Offshore West Africa.

Within western Canada, the Company is developing its Horizon Oil Sands Project (the "Horizon Project") and maintains its midstream activities. The Horizon Project involves a plan to recover bitumen through mining operations, while the midstream activities include the Company's pipeline operations and an electricity co-generation system.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. A summary of differences between accounting principles in Canada and those generally accepted in the United States ("US") is contained in note 16.

Significant accounting policies are summarized as follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and partnerships. A significant portion of the Company's activities are conducted jointly with others and the consolidated financial statements reflect only the Company's proportionate interest in such activities.

MEASUREMENT UNCERTAINTY

Management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses in the preparation to the consolidated financial statements. Such estimates primarily relate to unsettled transactions and events as of the date to the consolidated financial statements. Accordingly, actual results may differ from estimated amounts.

Depletion, depreciation and amortization and amounts used for ceiling test calculations are based on estimates of proved oil and natural gas reserves and commodity prices, production expenses and capital costs required to develop and produce those reserves. The majority of the Company's reserve estimates are evaluated annually by independent engineering firms. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the consolidated financial statements of future periods could be material.

The measurement of petroleum revenue tax expense and the related provision in the consolidated financial statements are subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

CASH

Cash comprises cash on hand and demand deposits. Other investments (term deposits and certificates of deposit) with a term to maturity of three months or less from the transaction date are reported as cash equivalents.

PROPERTY, PLANT AND EQUIPMENT

The Company follows the full cost method of accounting for oil and natural gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, all costs relating to the exploration for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Administrative overhead incurred during the development phase of large capital projects is capitalized until commercial production commences. Proceeds on disposal of properties are ordinarily deducted from such costs without recognition of profit or loss except where such disposal constitutes a significant portion of the Company's reserves in that country.

All costs associated with the Horizon Project during its development stage are capitalized.

DEPLETION, DEPRECIATION AND AMORTIZATION

The costs related to each cost centre from which there is production are depleted on the unit-of-production method based on the estimated proved reserves of that country. Volumes of net production and net reserves before royalties are converted to equivalent units on the basis of estimated relative energy content. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties. The unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the value of the unproved property is considered to be impaired, the cost of the unproved property or the amount of the impairment is added to costs subject to depletion. Certain costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.

Processing and production facilities are depreciated on a straight-line basis over their estimated lives.

The Company carries its oil and natural gas properties at the lower of net capitalized cost and net recoverable amount (the "ceiling test"). The net capitalized cost of each cost centre is calculated as the net book value of the related assets less the accumulated provisions for future income taxes and future site restoration. Net recoverable amount is limited to the sum of undiscounted future net revenues from proved properties and the cost of unproved properties net of provisions for impairment less estimated future financing and administrative expenses and income taxes. Future net revenues are based on sales prices and costs prevailing at year end.


64  CANADIAN NATURAL

The Company carries its midstream assets at the lower of net capitalized cost and fair value. Midstream assets are depreciated on a straight-line basis over their estimated lives.

Head office capital assets are amortized on a declining balance basis over their estimated useful lives.

DEFERRED CHARGES

Deferred charges include deferred financing costs associated with the issuance of long-term debt and settlement costs of long-term natural gas contracts. Deferred charges are amortized over the original term of the related instrument.

FUTURE SITE RESTORATION

Estimated future dismantlement, site restoration and abandonment costs ("site restoration costs") for oil and natural gas properties are provided for using the unit-of-production method. Future site restoration costs for processing and production facilities are provided for on a straight-line basis over their estimated lives. The estimated site restoration costs are based on engineering estimates using current costs and technology in accordance with current legislation and industry practice. The annual provision is included in depletion, depreciation and amortization. Actual site restoration costs incurred to dismantle the processing and production facilities and restore well sites are charged against the related future site restoration liability.

FOREIGN CURRENCY TRANSLATION

Foreign operations that are self-sustaining are translated using the current rate method. Under this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at the monthly average exchange rates. Gains or losses on translation are included in the foreign currency translation adjustment in shareholders' equity in the consolidated balance sheets.

Foreign operations that are integrated are translated using the temporal method. For foreign currency balances and integrated subsidiaries, monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the consolidated balance sheet date and non-monetary assets and liabilities are translated at the rate of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated to Canadian dollars at the monthly average exchange rates. Provisions for depletion, depreciation and amortization are translated at the same rate as the related items.

Gains or losses on the translation of long-term debt denominated in US dollars are either recognized in net earnings immediately, or in the foreign currency translation adjustment (note 8) for translation gains or losses on that portion of the US dollar denominated debt designated as a hedge of self-sustaining foreign operations

PETROLEUM REVENUE TAX

The Company accounts for future United Kingdom petroleum revenue tax ("PRT") by the life-of-the-field method. The total future liability or recovery of PRT is estimated using current sales prices and costs. The estimated future PRT is apportioned to accounting periods on the basis of total estimated future revenues. Changes in the estimated total future PRT are accounted for prospectively.

PRODUCTION SHARING CONTRACT

Production generated from offshore Cote d'Ivoire is shared by the terms of the Production Sharing Contract ("PSC") with the State Oil Company of Cote d'Ivoire ("Petroci"). Revenues are divided into cost recovery revenues and profit revenues. Cost recovery revenues allow the Company to recover the capital and operating costs carried by the Company on behalf of Petroci. These revenues are reported as sales revenues. Profit revenues are allocated to joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Cote d'Ivoire Government. The Government's share of revenues attributable to the Company's equity interest is reported as either a royalty expense or a current tax expense in accordance with the PSC.

INCOME TAX

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date. The effect of a change in income tax rates on the future income tax assets and liabilities is recognized in net earnings in the period of the change.

REVENUE RECOGNITION

Revenues are recognized when products have been delivered or services have been performed.

STOCK-BASED COMPENSATION PLANS

As a result of modifications to its Stock Option Plan (note 7) in the second quarter of 2003, the Company prospectively adopted the following accounting policy with respect to stock-based compensation:


65  ANNUAL REPORT 2003

Notes to the consolidated financial statements


The Company accounts for its stock-based compensation using the intrinsic value method. A liability for expected cash settlements under the Company's Stock Option Plan (the "Option Plan) is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company's common shares. The liability is revalued quarterly to reflect changes in the market price of the Company's common shares and the net change is recognized in net earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by employees, officers or directors and the previously recognized liability associated with the stock options is recorded as share capital.

The Company also has an employee stock savings plan. Contributions to the employee stock savings plan are recorded as compensation expense at the time of the contribution.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by the Company to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. The Company's policy is to formally document relationships between hedging instruments and hedged items, the risk management objective, and the strategy for undertaking various hedge transactions. The Company assesses whether the financial instruments entered into are highly effective as fair value or cash flow hedges, both at the inception of the hedge and over the term of the financial instrument.

The Company enters into commodity price contracts to hedge anticipated sales of oil and natural gas production in order to protect cash flow for capital expenditure programs. Gains or losses on these contracts are included in oil and natural gas revenue at the time of sale of the related product. Foreign exchange translation gains and losses on foreign currency denominated financial instruments used to hedge anticipated US dollar denominated oil and natural gas sales are recognized in revenue at the time of sale of the related product.

The Company enters into interest rate swap agreements to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Gains or losses on these financial instruments are included in interest expense in the consolidated statement of earnings when realized. The related amount receivable from or payable to counterparties is included as an adjustment to accrued interest in the consolidated balance sheets. The Company assumed, through the Rio Alto acquisition, a foreign currency swap agreement that hedges a foreign currency denominated long-term debt instrument through an offsetting forward exchange contract. The foreign exchange translation gains and losses on the financial instrument are used to offset the respective translation gains and losses recognized on the long-term debt.

Realized gains and losses on the termination of financial instruments that have been accounted for as hedges are deferred under non-current assets or liabilities on the consolidated balance sheets and recognized in net earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized gain or loss is recognized in net earnings.

PER COMMON SHARE AMOUNTS

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options not included as a liability and other dilutive instruments are used to purchase common shares at the average market price during the year.

COMPARATIVE FIGURES

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2003.

In accordance will EIC 123 "Reporting Revenue Gross as a Principal Versus Net as an Agent" of the Emerging Issues Committee of the CICA, transportation costs are no longer netted against revenue but are disclosed as a separate expense in the consolidated statements of earnings.


2.       PROPERTY, PLANT AND EQUIPMENT
                                                            2003
--------------------------------------------------------------------------------
                                                        ACCUMULATED
                                                      DEPLETION AND
                                                COST   DEPRECIATION         NET
================================================================================
Oil and natural gas
   North America                          $   15,632      $   4,791    $ 10,841
--------------------------------------------------------------------------------
   North Sea                                   1,642            485       1,157
--------------------------------------------------------------------------------
   Offshore West Africa                          788            137         651
--------------------------------------------------------------------------------
Horizon Project                                  381             --         381
--------------------------------------------------------------------------------
Midstream                                        225             25         200
--------------------------------------------------------------------------------
Head office                                       70             31          39
================================================================================
                                          $   18,738      $   5,469    $ 13,269
================================================================================


66 CANADIAN NATURAL

                                                           2002
--------------------------------------------------------------------------------
                                                        ACCUMULATED
                                                      DEPLETION AND
                                                COST   DEPRECIATION         NET
================================================================================
Oil and natural gas
--------------------------------------------------------------------------------
North America                             $   13,863      $   3,611    $ 10,252
--------------------------------------------------------------------------------
North Sea                                      1,621            344       1,277
--------------------------------------------------------------------------------
Offshore West Africa                             612             94         518
--------------------------------------------------------------------------------
Horizon Project                                  229             --         229
--------------------------------------------------------------------------------
Midstream                                        214             18         196
--------------------------------------------------------------------------------
Head office                                       50             22          28
================================================================================
                                          $   16,589      $   4,089    $ 12,500
================================================================================

During the year ended December 31, 2003, the Company capitalized administrative overhead of $12 million (2002 - $13 million, 2001 - $7 million) relating to exploration and development in the North Sea and Offshore West Africa and $23 million (2002 - $4 million, 2001 - $nil) relating to the Horizon Project in North America. During 2001, the Company sold a large portion of its properties in the United States and recorded a loss on sale of $24 million.

Included in property, plant and equipment are unproved land and projects under development that are not subject to depletion or depreciation:

                                                                    2003         2002
======================================================================================
Oil and natural gas
--------------------------------------------------------------------------------------
   North America                                             $       789   $      667
--------------------------------------------------------------------------------------
   North Sea                                                          56           62
--------------------------------------------------------------------------------------
   Offshore West Africa                                              237          132
--------------------------------------------------------------------------------------
Horizon Project                                                      381          229
======================================================================================
                                                             $     1,463   $    1,090
======================================================================================

3. LONG-TERM DEBT
                                                                    2003         2002
======================================================================================
Bank credit facilities
--------------------------------------------------------------------------------------
   Bankers' acceptances                                      $        --   $      728
--------------------------------------------------------------------------------------
   US dollar bankers' acceptances (2003 - US$207 million,
                                   2002 - US$150 million)            268          237
--------------------------------------------------------------------------------------
Medium-term notes
--------------------------------------------------------------------------------------
   6.85% unsecured debentures due May 28, 2004                       125          125
--------------------------------------------------------------------------------------
   7.40% unsecured debentures due March 1, 2007                      125          125
--------------------------------------------------------------------------------------
Senior unsecured notes
--------------------------------------------------------------------------------------
   6.95% due September 30, 2003 (2003 - US$nil,
                                 2002 - US$10 million)                --           16
--------------------------------------------------------------------------------------
   6.42% due May 27, 2004 (US$40 million)                             52           63
--------------------------------------------------------------------------------------
   7.69% due December 19, 2005 (US$125 million)                      194          194
--------------------------------------------------------------------------------------
   6.50% due May 1, 2008 (2003 - US$nil ,
                          2002 - US$50 million)                       --           79
--------------------------------------------------------------------------------------
   Adjustable rate due May 27, 2009 (US$93 million)                  120          146
--------------------------------------------------------------------------------------
US dollar debt securities
--------------------------------------------------------------------------------------
   6.70% due July 15, 2011 (US$400 million)                          517          632
--------------------------------------------------------------------------------------
   5.45% due October 1, 2012 (US$350 million)                        452          553
--------------------------------------------------------------------------------------
   7.20% due January 15, 2032 (US$400 million)                       517          632
--------------------------------------------------------------------------------------
   6.45% due June 30, 2033 (US$350 million)                          452          553
--------------------------------------------------------------------------------------
Obligations under capital leases                                       7           15
======================================================================================
                                                                   2,829        4,098
--------------------------------------------------------------------------------------
Less: current portion of long-term debt                              184           24
======================================================================================
                                                             $     2,645   $    4,074
======================================================================================


67  ANNUAL REPORT 2003

Notes to the consolidated financial statements


BANK CREDIT FACILITIES

The Company has unsecured bank credit facilities of $1,925 million, comprised of a $100 million operating demand facility and a revolving credit and term loan facility of $1,825 million. The revolving credit and term loan facility is fully revolving for 364-day periods with an initial term to June 2004 and a provision for extension at the mutual agreement of the Company and the lenders. If not extended, the facility converts to a non-revolving loan with a term of two years. The full amount of the outstanding principal would be repayable at the end of year two following the initiation of the term period. The facility provides that the borrowings may be made by way of operating advances, prime loans, bankers' acceptances, US base rate loans or US dollar LIBOR advances, which bear interest at the bank's prime rates or at money market rates plus applicable margins. During the year, the Company repaid and cancelled a $500 million acquisition term credit facility.

The weighted average interest rate of bank credit facilities outstanding at December 31, 2003, was 2.32% (2002 - 3.37%).

In addition to the outstanding debt, letters of credit aggregating $69 million have been issued.

MEDIUM-TERM NOTES

In August 2003, the Company filed a short form shelf prospectus that allows for the issue of up to $1 billion of medium term notes in Canada until September 2005. If issued, these securities will bear interest as determined at the date of issuance. The Company has $250 million of unsecured debentures outstanding from a previous medium-term note program.

SENIOR UNSECURED NOTES

The final principal repayment on the 6.95% senior unsecured notes was made September 30, 2003. The 6.42% senior unsecured notes are due in full May 27, 2004. In May 2003, the Company prepaid the US$50 million 6.50% senior unsecured notes due May 1, 2008. The adjustable rate senior unsecured notes bear interest at 6.54% increasing to 6.64% under certain circumstances, and have annual principal repayments of US$31 million commencing on May 27, 2007, through May 27, 2009. These debt instruments contain covenants pertaining to the Company's net worth, certain financial ratios and the ability to grant security.

On July 1, 2002, as part of the Rio Alto acquisition, the Company assumed US$125 million of senior unsecured notes maturing December 19, 2005, bearing interest at 7.69%. Through a currency swap, the interest and principal repayment amounts are fixed at 7.30% and $194 million, respectively (note 10).

US DOLLAR DEBT SECURITIES

In May 2003, the Company filed a short form prospectus that allows for the issue of up to US$2 billion of debt securities in the United States until June 2005. If issued, these securities will bear interest as determined at the date of issuance.

On September 16, 2002, the Company issued US$350 million of US dollar debt securities maturing October 1, 2012, bearing interest at 5.45% and US$350.0 million of US dollar debt securities maturing June 30, 2033, bearing interest at 6.45%. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. Subsequently, the Company entered into interest rate swap contracts that convert the fixed rate interest coupon into a floating interest rate on the securities due October 1, 2012 (note 10).

On January 23, 2002, the Company issued US$400 million of US dollar debt securities, maturing January 15, 2032, bearing interest at 7.20%. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. Subsequently, the Company entered into interest rate swap contracts that convert the fixed rate interest coupon into a floating interest rate for a portion of the term (note 10).

OBLIGATIONS UNDER CAPITAL LEASES

The obligations under capital leases bear interest at an average interest rate of 6.89% and are secured by the related assets.

REQUIRED DEBT REPAYMENTS

Required debt repayments are as follows:


YEAR                                                                  REPAYMENT
================================================================================
2004                                                                  $     184
--------------------------------------------------------------------------------
2005                                                                  $     194
--------------------------------------------------------------------------------
2006                                                                  $      --
--------------------------------------------------------------------------------
2007                                                                  $     165
--------------------------------------------------------------------------------
2008                                                                  $      40
--------------------------------------------------------------------------------
Thereafter                                                            $   1,978
================================================================================

No debt repayments are reflected for the bank credit facilities due to the extendable nature of the facilities.


68  CANADIAN NATURAL

4.       DEFERRED CREDITS
                                                                            2003         2002
==============================================================================================
Future site restoration                                                 $    447      $   440
----------------------------------------------------------------------------------------------
Stock-based compensation                                                      41           --
==============================================================================================
                                                                        $    488      $   440
==============================================================================================

FUTURE SITE RESTORATION

At December 31, 2003, the Company's total estimated future site restoration costs were $2,281 million (2002 - $1,986 million, 2001 - $1,081 million). These costs are accrued over the life of the Company's proved reserves. Effective January 1, 2004, the Company will adopt the CICA's new accounting standard for asset retirement obligations (note 16).

                                                                            2003         2002
==============================================================================================
Future site restoration
----------------------------------------------------------------------------------------------
   Balance - beginning of year                                          $    440    $     194
----------------------------------------------------------------------------------------------
   Future site restoration provision                                         104           67
----------------------------------------------------------------------------------------------
   Current year expenditures                                                 (40)         (34)
----------------------------------------------------------------------------------------------
   Acquisitions and dispositions                                              --          211
----------------------------------------------------------------------------------------------
   Foreign exchange                                                          (57)           2
==============================================================================================
   Balance - end of year                                                $    447    $     440
==============================================================================================

STOCK-BASED COMPENSATION

In June 2003, the Company modified its Option Plan (note 7), resulting in the recognition of a liability for the expected cash settlements under the Option Plan. The current portion represents the amount of the liability that may be realized within the next 12 month period if all vested options are surrendered for cash settlement.

                                                                                         2003
==============================================================================================
Stock-based compensation
----------------------------------------------------------------------------------------------
   Balance - beginning of year                                                      $      --
----------------------------------------------------------------------------------------------
   Stock-based compensation provision                                                     200
----------------------------------------------------------------------------------------------
   Current year payment for options surrendered                                           (31)
----------------------------------------------------------------------------------------------
   Transferred to common shares                                                            (8)
----------------------------------------------------------------------------------------------
   Capitalized with respect to Horizon Project                                             10
==============================================================================================
   Balance - end of year                                                                  171
----------------------------------------------------------------------------------------------
   Less: current portion of stock-based compensation                                      130
==============================================================================================
                                                                                    $      41
==============================================================================================

5.       TAXES

TAXES OTHER THAN INCOME TAX                                 2003          2002           2001
==============================================================================================
Current petroleum revenue tax                            $   106      $     41      $     59
----------------------------------------------------------------------------------------------
Deferred petroleum revenue tax                                (9)           10             --
----------------------------------------------------------------------------------------------
Provincial capital taxes and surcharges                       10            11              9
----------------------------------------------------------------------------------------------
Other                                                         --             1              1
==============================================================================================
                                                         $   107      $     63      $      69
==============================================================================================

INCOME TAX

The provision for income tax is as follows:
                                                             2003         2002           2001
==============================================================================================
   Current income tax expense
----------------------------------------------------------------------------------------------
   Current income tax - North America                    $    43      $     --      $     --
----------------------------------------------------------------------------------------------
   Large Corporations Tax - North America                     16            21            15
----------------------------------------------------------------------------------------------
   Current income tax - North Sea                             23           (19)           62
----------------------------------------------------------------------------------------------
   Current income tax - Offshore West Africa                  10             6            --
==============================================================================================
                                                              92             8            77
Future income tax expense                                    339           400           283
==============================================================================================
Income tax                                               $   431      $    408      $    360
==============================================================================================


69  ANNUAL REPORT 2003

Notes to the consolidated financial statements


The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

                                                            2003          2002           2001
==============================================================================================
Canadian statutory income tax rate                         41.1%         42.4%          42.8%
==============================================================================================
Income tax provision at statutory rate                   $   794      $    444      $     464
----------------------------------------------------------------------------------------------
Effect on income taxes of:
----------------------------------------------------------------------------------------------
   Non-deductible portion of Canadian crown payments         285           211            201
----------------------------------------------------------------------------------------------
   Canadian resource allowance                              (281)         (243)          (219)
----------------------------------------------------------------------------------------------
   Large Corporations Tax                                     16            21             15
----------------------------------------------------------------------------------------------
   Deductible UK petroleum revenue tax                       (40)          (22)           (25)
----------------------------------------------------------------------------------------------
   Foreign tax rate differentials                             20            (1)           (19)
----------------------------------------------------------------------------------------------
   Federal income tax rate reductions                       (247)           --             --
----------------------------------------------------------------------------------------------
   Provincial income tax rate reductions                     (31)          (21)           (63)
----------------------------------------------------------------------------------------------
   UK income tax rate increase                                --            34             --
----------------------------------------------------------------------------------------------
   Non-taxable portion of foreign exchange                   (99)          (22)           21
----------------------------------------------------------------------------------------------
   Other                                                      14             7            (15)
==============================================================================================
Income tax                                               $   431      $    408      $     360
==============================================================================================

The following table summarizes the temporary differences that give rise to the future income tax liability:

                                                                          2003           2002
==============================================================================================
Future income tax liabilities
----------------------------------------------------------------------------------------------
   Property, plant and equipment                                      $  2,701      $   2,656
----------------------------------------------------------------------------------------------
   Timing of partnership items                                           1,095            737
----------------------------------------------------------------------------------------------
   Foreign exchange gain on long-term debt                                  90             --
----------------------------------------------------------------------------------------------
   Other                                                                    14             14
----------------------------------------------------------------------------------------------
Future income tax assets
----------------------------------------------------------------------------------------------
   Future site restoration                                                (185)          (161)
----------------------------------------------------------------------------------------------
   Attributed Canadian Royalty Income                                      (58)           (54)
----------------------------------------------------------------------------------------------
   Stock-based compensation                                                (56)            --
----------------------------------------------------------------------------------------------
   Deferred petroleum revenue tax                                          (13)            (4)
==============================================================================================
Future income tax liability                                           $  3,588      $   3,188
==============================================================================================

A significant portion of the Company's North American taxable income is generated by partnerships. Income taxes are incurred on the partnerships' taxable income in the year following their inclusion in the Company's consolidated net earnings.

During 2003, the Government of Alberta passed legislation to reduce its corporate income tax rate by 0.5% effective April 1, 2003. Also during 2003, the Canadian federal government passed legislation to change the taxation of resource income. The legislation reduces the corporate income tax rate on resource income from 28% to 21% over five years beginning January 1, 2003. Over the same period, the deduction for resource allowance is phased out and a deduction for actual crown royalties paid is phased in. The Company's future income tax liability was reduced by $31 million with respect to the Alberta corporate income tax rate reduction and by $247 million with respect to the Federal resource income tax rate changes.

6.       PREFERRED SECURITIES

The US$80 million preferred securities are in the form of 8.30% subordinated notes. Principal repayments of US$27 million are required annually commencing June 25, 2009. The securities may be prepaid at the option of the Company at any time. The prepaid amount is subject to certain adjustments to compensate holders for any potential loss of return over the original life of the securities, based on market conditions at that time. The notes are subordinated to the long-term debt of the Company and contain, among other things, certain financial covenants restricting the granting of security for new borrowings and the maintenance of specified financial ratios.

The Company has the unrestricted right to pay dividends, principal and principal prepayment amounts by delivering common shares to the Trustee of the preferred securities. Accordingly, the preferred securities are classified as shareholders' equity in the consolidated balance sheets. Dividend payments, net of tax, are charged directly to retained earnings. The semi-annual dividend payments may be deferred at the option of the Company for up to two consecutive periods, with a maximum of eight deferral periods over the life of the securities.


70  CANADIAN NATURAL

7.      SHARE CAPITAL

AUTHORIZED

200,000 Class 1 preferred shares with a stated value of $10.00 each. Unlimited number of common shares without par value.

ISSUED

                                                                          2003                    2002
--------------------------------------------------------------------------------------------------------------
                                                                NUMBER OF               NUMBER OF
                                                                   SHARES                  SHARES
COMMON SHARES                                                  (THOUSANDS)     AMOUNT  (THOUSANDS)     AMOUNT
==============================================================================================================
Balance - beginning of year                                       133,776    $  2,304     121,201    $  1,698
--------------------------------------------------------------------------------------------------------------
Issued upon exercise of stock options                               2,690          89       2,523          82
--------------------------------------------------------------------------------------------------------------
Previously recognized liability on stock options exercised
   for common shares                                                   --           8          --          --
--------------------------------------------------------------------------------------------------------------
Purchase of common shares under Normal Course Issuer Bid           (2,735)        (48)         --          --
--------------------------------------------------------------------------------------------------------------
Issued upon acquisition of Rio Alto                                    --          --      10,008         522
--------------------------------------------------------------------------------------------------------------
Issue of flow-through shares, net of tax                               --          --          60           2
--------------------------------------------------------------------------------------------------------------
Cancellation of common shares                                          --          --         (16)         --
==============================================================================================================
Balance - end of year                                             133,731    $  2,353     133,776    $  2,304
==============================================================================================================

During 2002, the Company issued 10,008,218 common shares at an attributed value of $522 million as part of the consideration to acquire Rio Alto (note 13).

During 2002, the Company issued 60,000 flow-through common shares to a director of the Company at a price of $39.00 per common share, for total proceeds of $2 million. The value of the common shares was determined as the closing market price of the common shares on the Toronto Stock Exchange on the day prior to the allotment.

During 2002, 16,288 common shares were returned to treasury and cancelled on the expiry of the conversion period for exchanging shares of companies previously acquired for common shares of the Company.

NORMAL COURSE ISSUER BID

During 2003, the Company purchased 2,734,800 common shares at an average price of $52.51 per common share for a total cost of $144 million. The excess cost over book value of the common shares purchased was applied to reduce retained earnings.

In January 2004, the Company renewed its Normal Course Issuer Bid, allowing the Company to purchase up to 6,690,385 common shares or 5% of the Company's outstanding common shares on the date of announcement, during the 12-month period beginning January 24, 2004 and ending January 23, 2005. As at February 19, 2004, the Company had not purchased any additional shares under the renewed Normal Course Issuer Bid.

DIVIDEND POLICY

The Company pays regular quarterly dividends in January, April, July and October of each year. On February 19, 2004, the Board of Directors set the Company's regular quarterly dividend at $0.20 per common share (2003 - $0.15 per common share, 2002 - $0.125 per common share, 2001 - $0.10 per common share) commencing with the April 1, 2004 payment.

STOCK OPTIONS

The Company's Option Plan provides for granting of stock options to directors, officers and employees. Stock options granted under the Option Plan have a maximum term of six years to expiry and vest equally over a five-year period starting on the first anniversary date of the grant. The exercise price of each stock option granted is determined as the closing market price of the common shares on the Toronto Stock Exchange on the day prior to the grant. Each stock option granted permits the holder to purchase one common share of the Company at the stated exercise price.

MODIFICATION OF STOCK OPTION PLAN

In June 2003, the Company approved a modification to its Option Plan providing the stock option holder the right to elect to receive a cash payment equal to the difference between the exercise price of the stock option and the market price of the Company's common shares on the date of surrender, multiplied by the number of common shares covered by the stock options surrendered, in lieu of receiving common shares.

The modification to the Option Plan was accounted for prospectively and for the year ended December 31, 2003, the Company recorded compensation expense of $200 million. As at December 31, 2003, the total liability for expected cash settlements under the Option Plan is $171 million, of which $130 million is included as a current liability. During the year ended December 31, 2003, cash payments of $31 million were made for 1,337,398 stock options surrendered.


71  ANNUAL REPORT 2003

Notes to the consolidated financial statements


Prior to the modification, the Company disclosed pro-forma measures of net earnings attributable to common shareholders and net earnings attributable to common shareholders per common share as if stock options had been recognized as compensation expense estimated on the date of grant using the Black-Scholes option pricing model. As stock-based compensation is now reflected in the consolidated statement of earnings, the pro-forma disclosures are no longer required.

The following table summarizes information relating to stock options outstanding at December 31, 2003 and 2002:

                                                                      2003                           2002
-------------------------------------------------------------------------------------------------------------------
                                                                             WEIGHTED                     WEIGHTED
                                                                              AVERAGE                      AVERAGE
                                                         STOCK OPTIONS       EXERCISE   STOCK OPTIONS     EXERCISE
                                                           (THOUSANDS)          PRICE      (THOUSANDS)       PRICE
===================================================================================================================
Outstanding - beginning of year                                 12,882        $ 37.13          12,051      $ 34.77
-------------------------------------------------------------------------------------------------------------------
Granted                                                            668        $ 52.31           3,845      $ 41.88
-------------------------------------------------------------------------------------------------------------------
Exercised for common shares                                    (2,690)        $ 33.14          (2,523)     $ 32.54
-------------------------------------------------------------------------------------------------------------------
Surrendered for cash settlement                                (1,337)        $ 34.71              --      $    --
-------------------------------------------------------------------------------------------------------------------
Forfeited                                                        (629)        $ 42.78            (491)     $ 40.03
===================================================================================================================
Outstanding - end of year                                        8,894        $ 39.44          12,882      $ 37.13
===================================================================================================================
Exercisable - end of year                                        2,323        $ 34.65           3,508      $ 32.53
===================================================================================================================

The range of exercise prices of stock options outstanding and exercisable at December 31, 2003 is as follows:

                                                       STOCK OPTIONS OUTSTANDING         STOCK OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------
                                                              WEIGHTED
                                                  STOCK        AVERAGE       WEIGHTED           STOCK     WEIGHTED
                                                OPTIONS      REMAINING        AVERAGE         OPTIONS      AVERAGE
                                            OUTSTANDING           TERM       EXERCISE     EXERCISABLE     EXERCISE
RANGE OF EXERCISE PRICES                    (thousands)        (years)          PRICE      (thousands)       PRICE
===================================================================================================================
$19.90 to $24.99                                    456            0.8        $ 22.01             427      $ 21.99
-------------------------------------------------------------------------------------------------------------------
$25.00 to $29.99                                    268            0.3        $ 27.25             236      $ 27.32
-------------------------------------------------------------------------------------------------------------------
$30.00 to $34.99                                  1,561            2.0        $ 33.65             554      $ 33.66
-------------------------------------------------------------------------------------------------------------------
$35.00 to $39.99                                  3,520            3.5        $ 39.04             635      $ 39.23
-------------------------------------------------------------------------------------------------------------------
$40.00 to $44.99                                  1,154            3.5        $ 42.92             271      $ 43.59
-------------------------------------------------------------------------------------------------------------------
$45.00 to $49.99                                  1,431            4.3        $ 46.71             200      $ 46.48
-------------------------------------------------------------------------------------------------------------------
$50.00 to $54.66                                    504            5.7        $ 53.74              --      $    --
===================================================================================================================
                                                  8,894            3.2        $ 39.44           2,323      $ 34.65
===================================================================================================================


8. FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The foreign currency translation adjustment represents the unrealized gain
(loss) on the Company's net investment in self-sustaining foreign operations. Effective July 1, 2002, the Company designated certain US dollar denominated debt as a hedge against its net investment in US dollar-based self-sustaining foreign operations. Accordingly, translation gains and losses on this US dollar denominated debt are included in the foreign currency translation adjustment.

                                                                                                 2003         2002
===================================================================================================================
Balance - beginning of year                                                                  $     24      $    73
-------------------------------------------------------------------------------------------------------------------
Unrealized (loss) gain on translation of net investment                                          (108)         (12)
-------------------------------------------------------------------------------------------------------------------
Hedge of net investment with US dollar denominated debt, net of tax                               101          (37)
===================================================================================================================
Balance - end of year                                                                        $     17      $    24
===================================================================================================================


72  CANADIAN NATURAL

9.       NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS PER COMMON SHARE

The following table provides a reconciliation between basic and diluted amounts per common share:

(thousands of shares)                                                               2003        2002          2001
===================================================================================================================
Weighted average common shares outstanding - basic                               134,235     127,883       121,300
-------------------------------------------------------------------------------------------------------------------
Effect of dilutive stock options (1)                                               1,222       2,744         2,594
-------------------------------------------------------------------------------------------------------------------
Assumed settlement of preferred securities with common shares                      1,954       2,681         2,883
===================================================================================================================
Weighted average common shares outstanding - diluted                             137,411     133,308       126,777
===================================================================================================================
Net earnings attributable to common shareholders                              $    1,407   $     570    $      642
-------------------------------------------------------------------------------------------------------------------
Dividend on preferred securities, net of tax                                           5           6             6
-------------------------------------------------------------------------------------------------------------------
Revaluation of preferred securities, net of tax                                      (18)         (1)            8
===================================================================================================================
Diluted net earnings attributable to common shareholders                      $    1,394   $     575    $      656
===================================================================================================================
Net earnings attributable to common shareholders per common share
   Basic                                                                      $    10.48   $    4.46    $     5.30
-------------------------------------------------------------------------------------------------------------------
   Diluted                                                                    $    10.14   $    4.31    $     5.17
===================================================================================================================

(1) The modification of the Option Plan described in note 7 results in a liability and expense for all outstanding stock options. As such, the potential common shares associated with the stock options are not included in diluted earnings per share effective from June 2003, the date of the modification.

For the year ended December 31, 2002, 319,916 stock options with a weighted average exercise price of $48.33 (2001 - 692,790 stock options with a weighted average exercise price of $45.78), were excluded from the calculation as their effect on per common share amounts was anti-dilutive.


10.      FINANCIAL INSTRUMENTS

FINANCIAL CONTRACTS

The Company's financial instruments recognized in the consolidated balance sheets consist of cash, accounts receivable, accounts payable, accrued liabilities and long-term debt.

The estimated fair values of financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The carrying value of cash, accounts receivable, accounts payable, accrued liabilities and long-term debt with variable interest rates approximate their fair value.

The estimated fair values of other financial instruments are as follows:

                                                                     2003                           2002
-------------------------------------------------------------------------------------------------------------------
                                                       CARRYING VALUE   FAIR VALUE    CARRYING VALUE   FAIR VALUE
ASSET (LIABILITY)
-------------------------------------------------------------------------------------------------------------------
Derivative financial instruments                          $      --     $       16     $        --     $       56
-------------------------------------------------------------------------------------------------------------------
Fixed rate notes                                          $  (2,664)    $   (2,880)    $    (3,259)    $   (3,573)
===================================================================================================================


73  ANNUAL REPORT 2003

Notes to the Consolidated Financial Statements


The Company uses certain derivative financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. The following summarizes transactions outstanding as at December 31, 2003:

                                     REMAINING TERM            VOLUME             AVERAGE PRICE            INDEX
=================================================================================================================
OIL
-----------------------------------------------------------------------------------------------------------------
Brent differential swaps      Jan. 2004 - Dec. 2004      40,000 bbl/d                   US$1.22        WTI/Dated
                                                                                                           Brent
-----------------------------------------------------------------------------------------------------------------
Oil price collars             Jan. 2004 - Mar. 2004     123,000 bbl/d       US$25.24 - US$30.87              WTI
-----------------------------------------------------------------------------------------------------------------
                              Apr. 2004 - Jun. 2004     120,000 bbl/d       US$25.06 - US$29.84              WTI
-----------------------------------------------------------------------------------------------------------------
                              Jul. 2004 - Sep. 2004     120,000 bbl/d       US$25.63 - US$30.41              WTI
-----------------------------------------------------------------------------------------------------------------
                              Oct. 2004 - Dec. 2004      60,000 bbl/d       US$25.50 - US$30.32              WTI
-----------------------------------------------------------------------------------------------------------------
NATURAL GAS
-----------------------------------------------------------------------------------------------------------------
AECO collars                  Jan. 2004 - Mar. 2004      300,000 GJ/d          C$6.00 - C$10.14             AECO
=================================================================================================================

                                                               AMOUNT                      AVERAGE EXCHANGE RATE
                                     REMAINING TERM       ($ millions)                                   (US$/C$)
=================================================================================================================
FOREIGN CURRENCY
-----------------------------------------------------------------------------------------------------------------
Currency collars
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Aug. 2004       US$20/month                                1.51 - 1.59
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Sep. 2004        US$5/month                                1.52 - 1.59
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Dec. 2004        US$3/month                                1.45 - 1.54
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Aug. 2005       US$10/month                                1.37 - 1.49
=================================================================================================================

                                                                           EXCHANGE    INTEREST         INTEREST
                                                               AMOUNT          RATE        RATE             RATE
                                     REMAINING TERM       ($ millions)      (US$/C$)       (US$)             (C$)
=================================================================================================================
Currency swap                 Jan. 2004 - Dec. 2005            US$125          1.55       7.69%            7.30%
=================================================================================================================

                                                               AMOUNT
                                     REMAINING TERM       ($ millions)               FIXED RATE    FLOATING RATE
=================================================================================================================
INTEREST RATE
-----------------------------------------------------------------------------------------------------------------
Swaps - fixed to floating     Jan. 2004 - Jul. 2004            US$200                     6.70%    LIBOR + 2.09%
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Jul. 2006            US$200                     6.70%    LIBOR + 1.58%
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Jan. 2005            US$200                     7.20%    LIBOR + 3.00%
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Jan. 2007            US$200                     7.20%    LIBOR + 2.23%
-----------------------------------------------------------------------------------------------------------------
                              Jan. 2004 - Oct. 2012            US$350                     5.45%    LIBOR + 0.81%
-----------------------------------------------------------------------------------------------------------------
Swaps - floating to fixed     Jan. 2004 - Mar. 2007              C$16                     7.36%             CDOR
=================================================================================================================


CREDIT RISK

Accounts receivable are mainly with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company minimizes this risk by entering into sales contracts with only highly rated entities. In addition, the Company reviews its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. The Company is also exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company minimizes this credit risk by entering into agreements with only highly rated financial institutions.

11.      COMMITMENTS

The Company has committed to certain payments as follows:

                                              2004         2005         2006         2007       2008  THEREAFTER
=================================================================================================================
Natural gas transportation                 $   180    $     169     $    143     $    103    $    77     $   194
-----------------------------------------------------------------------------------------------------------------
Oil transportation and pipeline            $    15    $      13     $     13     $     15    $    13     $   167
-----------------------------------------------------------------------------------------------------------------
Offshore equipment operating lease         $   169    $     129     $     75     $     75    $    75     $   367
-----------------------------------------------------------------------------------------------------------------
Electricity                                $    28    $      27     $     27     $     --    $    --     $    --
-----------------------------------------------------------------------------------------------------------------
Office lease                               $    20    $      20     $     19     $     17    $    16     $    50
-----------------------------------------------------------------------------------------------------------------
Processing                                 $     6    $       5     $      2     $     --    $    --     $    --
=================================================================================================================


74  CANADIAN NATURAL

12.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Changes in non-cash working capital were as follows:

                                                         2003     2002     2001
================================================================================
Decrease (increase) in non-cash working capital
--------------------------------------------------------------------------------
Accounts receivable and other                           $  35    $(164)   $  80
--------------------------------------------------------------------------------
Accounts payable                                          125     (145)     (60)
--------------------------------------------------------------------------------
Accrued liabilities                                       122      154     (107)
================================================================================
Net change in non-cash working capital                  $ 282    $(155)   $ (87)
================================================================================

Relating to:
--------------------------------------------------------------------------------
Operating activities                                    $ (48)   $(157)   $ (42)
--------------------------------------------------------------------------------
Financing activities                                      (11)      27        7
--------------------------------------------------------------------------------
Investing activities                                      341      (25)     (52)
================================================================================
                                                        $ 282    $(155)   $ (87)
================================================================================

Other cash flow information:
                                                         2003     2002     2001
================================================================================
Interest paid                                           $ 178    $ 132    $ 127
--------------------------------------------------------------------------------
Taxes paid                                              $  51    $ 160    $ 161
================================================================================

13.      BUSINESS COMBINATION

RIO ALTO EXPLORATION LTD.

In July 2002, the Company paid cash of $850 million and issued 10,008,218 common shares with an attributed value of $522 million to acquire all of the issued and outstanding common shares of Rio Alto Exploration Ltd. ("Rio Alto") by way of a plan of arrangement (the "Plan of Arrangement"). Rio Alto was engaged in the exploration for and production of oil and natural gas in western Canada and, through wholly owned subsidiaries, in South America. Under the Plan of Arrangement, the subsidiaries of Rio Alto that held its South American properties were sold to a new company, Rio Alto Resources International Inc. ("Rio Alto International"), and each shareholder of Rio Alto received one common share of Rio Alto International for each Rio Alto common share held.

The acquisition was accounted for based on the purchase method. Results of Rio Alto are consolidated with the results of the Company since the date of acquisition. The allocation of the purchase price to assets acquired and liabilities assumed based on their fair values is set out in the following table:

                                                                   July 1, 2002
================================================================================
Purchase price:
--------------------------------------------------------------------------------
   Cash consideration                                                $      850
--------------------------------------------------------------------------------
   Share consideration                                                      522
--------------------------------------------------------------------------------
   Cash acquired                                                             (7)
--------------------------------------------------------------------------------
   Non-cash working capital deficit assumed                                  92
--------------------------------------------------------------------------------
   Long-term debt assumed                                                   936
================================================================================
Total purchase price                                                 $    2,393
================================================================================

Purchase price allocated as follows:
--------------------------------------------------------------------------------
   Property, plant and equipment                                     $    3,412
--------------------------------------------------------------------------------
   Future site restoration                                                  (44)
================================================================================
   Future income tax                                                       (975)
================================================================================
                                                                     $    2,393


75  ANNUAL REPORT 2003

Notes to the consolidated financial statements

14.      SEGMENTED INFORMATION

The Company's oil and natural gas activities are conducted in three geographic segments: North America, the North Sea and Offshore West Africa. These activities relate to the exploration, development, production and marketing of oil, natural gas liquids and natural gas.

The Company's Horizon Project has been classified as a separate segment. As the bitumen will be recovered through mining operations, this project constitutes a distinct segment from oil and natural gas activities. There are currently no revenues for this project and all directly related expenditures have been capitalized.

Midstream activities include the Company's pipeline operations and an electricity co-generation system.

                                                                                               OIL AND NATURAL GAS
-------------------------------------------------------------------------------------------------------------------
                                                                         NORTH AMERICA             NORTH SEA
-------------------------------------------------------------------------------------------------------------------
                                                                    2003       2002      2001   2003   2002   2001
===================================================================================================================
REVENUE                                                          $ 4,829   $  3,610   $ 3,163  $ 961  $ 612  $ 534
-------------------------------------------------------------------------------------------------------------------
Less: royalties                                                     (867)      (564)     (551)     1    (33)   (28)
===================================================================================================================
                                                                   3,962      3,046     2,612    962    579    506
===================================================================================================================
EXPENSES
-------------------------------------------------------------------------------------------------------------------
Production                                                           845        656       597    314    229    123
-------------------------------------------------------------------------------------------------------------------
Transportation                                                       263        273       166     30     20     11
-------------------------------------------------------------------------------------------------------------------
Depletion,  depreciation and amortization                          1,248      1,033       746    268    193    129
-------------------------------------------------------------------------------------------------------------------
Administration                                                        87         61        37     --     --      1
-------------------------------------------------------------------------------------------------------------------
Stock-based compensation                                             190         --        --      7     --     --
-------------------------------------------------------------------------------------------------------------------
Interest                                                             153        156       130      4      3      8
-------------------------------------------------------------------------------------------------------------------
Foreign exchange (gain) loss                                        (345)       (52)       60     39     21      2
-------------------------------------------------------------------------------------------------------------------
Loss on sale of United States assets                                  --         --        24     --     --     --
===================================================================================================================
                                                                   2,441      2,127     1,760    662    466     274
===================================================================================================================
EARNINGS BEFORE TAXES                                              1,521        919       852    300    113    232
-------------------------------------------------------------------------------------------------------------------
Taxes other than income tax                                           10         11         9     97     51      59
-------------------------------------------------------------------------------------------------------------------
Current income tax                                                    59         21        15     23    (19)     62
-------------------------------------------------------------------------------------------------------------------
Future income tax                                                    246        322       290     59     82      (9)
===================================================================================================================
NET EARNINGS                                                       1,206        565       538    121     (1)    120
-------------------------------------------------------------------------------------------------------------------
Dividend on preferred securities, net of tax                          (5)        (6)       (6)    --     --      --
-------------------------------------------------------------------------------------------------------------------
Revaluation of preferred securities, net of tax                       18          1        (8)    --     --      --
===================================================================================================================
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS                 $ 1,219   $    560   $   524  $ 121  $  (1) $  120
===================================================================================================================

(1) Eliminates internal transportation and electricity charges.


CAPITAL EXPENDITURES

                                                                                 2003
--------------------------------------------------------------------------------------------------------------------
                                                    CASH       NON-CASH       CAPITAL       FAIR VALUE   CAPITALIZED
                                           CONSIDERATION  CONSIDERATION  EXPENDITURES  ADJUSTMENTS (1)         COSTS
====================================================================================================================
Oil and natural gas
--------------------------------------------------------------------------------------------------------------------
   North America - business combination          $    --        $    --      $     --          $    --       $    --
--------------------------------------------------------------------------------------------------------------------
   North America - oil and natural gas             1,769             --         1,769               --         1,769
--------------------------------------------------------------------------------------------------------------------
   North Sea                                         338             --           338               25           363
--------------------------------------------------------------------------------------------------------------------
   Offshore West Africa                              176             --           176               --           176
====================================================================================================================
                                                   2,283             --         2,283               25         2,308
--------------------------------------------------------------------------------------------------------------------
Horizon Project                                      152             --           152               --           152
--------------------------------------------------------------------------------------------------------------------
Midstream                                             11             --            11               --            11
--------------------------------------------------------------------------------------------------------------------
Abandonments (2)                                      40             --            40               --            40
--------------------------------------------------------------------------------------------------------------------
Head office                                           20             --            20               --            20
====================================================================================================================
                                                 $ 2,506        $    --       $ 2,506          $    25       $ 2,531
====================================================================================================================

(1) Future income tax adjustments on non tax base assets and other fair value adjustments.

(2) Abandonment expenditures were incurred in the following segments; $30 million North America, $1 million North Sea and $9 million Offshore West Africa (2002 - $ 32 million North America, $9 million North Sea and $2 million Offshore West Africa).


76  CANADIAN NATURAL

                                                                                         INTERSEGMENT
                                                                         MIDSTREAM       ELIMINATIONS (1)            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                               OFFSHORE WEST AFRICA
------------------------------------------------------------------------------------------------------------------------------------
                                                 2003   2002  2001   2003  2002  2001   2003   2002  2001      2003    2002    2001
====================================================================================================================================
REVENUE                                         $ 156  $ 102  $ 42  $  61  $ 52  $ 27  $ (35) $ (34) $ (9)  $ 5,972 $ 4,342 $ 3,757
------------------------------------------------------------------------------------------------------------------------------------
Less: royalties                                    (6)    (3)   (1)    --    --    --     --     --    --      (872)   (600)   (580)
====================================================================================================================================
                                                  150     99    41     61    52    27    (35)   (34)   (9)    5,100   3,742   3,177
====================================================================================================================================
EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
Production                                         38     35    27     15    14    11     (3)    (3)   (2)    1,209     931     756
------------------------------------------------------------------------------------------------------------------------------------
Transportation                                      1     --    --     --    --    --    (32)   (31)   (7)      262     262     170
------------------------------------------------------------------------------------------------------------------------------------
Depletion,  depreciation and amortization          42     80    24      7     8     4     --     --    --     1,565   1,314     903
------------------------------------------------------------------------------------------------------------------------------------
Administration                                     --     --    --     --    --    --     --     --    --        87      61      38
------------------------------------------------------------------------------------------------------------------------------------
Stock-based compensation                            3     --    --     --    --    --     --     --    --       200      --      --
------------------------------------------------------------------------------------------------------------------------------------
Interest                                           --     --    --     --    --    --     --     --    --       157     159     138
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange (gain) loss                       (6)    --     1     --    --    --     --     --    --      (312)    (31)     63
------------------------------------------------------------------------------------------------------------------------------------
Loss on sale of United States assets               --     --    --     --    --    --     --     --    --        --      --      24
====================================================================================================================================
                                                   78    115    52     22    22    15    (35)   (34)   (9)    3,168   2,696   2,092
====================================================================================================================================
EARNINGS BEFORE TAXES                              72    (16)  (11)    39    30    12     --     --    --     1,932   1,046   1,085
------------------------------------------------------------------------------------------------------------------------------------
Taxes other than income tax                        --      1     1     --    --    --     --     --    --       107      63      69
------------------------------------------------------------------------------------------------------------------------------------
Current income tax                                 10      6    --     --    --    --     --     --    --        92       8      77
------------------------------------------------------------------------------------------------------------------------------------
Future income tax                                  18    (17)   (3)    16    13     5     --     --    --       339     400     283
====================================================================================================================================
NET EARNINGS                                       44     (6)   (9)    23    17     7     --     --    --     1,394     575     656
------------------------------------------------------------------------------------------------------------------------------------
Dividend on preferred securities, net of tax              --    --     --    --    --     --     --              (5)     (6)     (6)
------------------------------------------------------------------------------------------------------------------------------------
Revaluation of preferred securities, net of tax    --     --    --     --    --    --     --     --    --        18       1      (8)
====================================================================================================================================
NET EARNINGS ATTRIBUTABLE TO
   COMMON SHAREHOLDERS                          $  44  $  (6) $ (9) $  23  $ 17  $  7  $  --  $  --  $ --   $ 1,407 $   570 $   642
====================================================================================================================================

                                                                               2002
--------------------------------------------------------------------------------------------------------------------
                                                    CASH       NON-CASH       CAPITAL       FAIR VALUE   CAPITALIZED
                                           CONSIDERATION  CONSIDERATION  EXPENDITURES  ADJUSTMENTS (1)         COSTS
====================================================================================================================
Oil and natural gas
--------------------------------------------------------------------------------------------------------------------
   North America - business combination          $   844        $ 1,550      $  2,394          $ 1,019       $ 3,413
--------------------------------------------------------------------------------------------------------------------
   North America - oil and natural gas             1,026             --         1,026               --         1,026
--------------------------------------------------------------------------------------------------------------------
   North Sea                                         323             --           323              232           555
--------------------------------------------------------------------------------------------------------------------
   Offshore West Africa                              186             --           186               --           186
====================================================================================================================
                                                   2,379          1,550         3,929            1,251         5,180
--------------------------------------------------------------------------------------------------------------------
Horizon Project                                       68             --            68               --            68
--------------------------------------------------------------------------------------------------------------------
Midstream                                             20             --            20               --            20
--------------------------------------------------------------------------------------------------------------------
Abandonments (2)                                      43             --            43               --            43
--------------------------------------------------------------------------------------------------------------------
Head office                                           10             --            10               --            10
====================================================================================================================
                                                 $ 2,520        $ 1,550      $  4,070          $ 1,251       $ 5,321
====================================================================================================================


77  ANNUAL REPORT 2003

Notes to the consolidated financial statements


SEGMENTED PROPERTY, PLANT AND EQUIPMENT, NET                                         2003            2002
==========================================================================================================
Oil and natural gas
----------------------------------------------------------------------------------------------------------
   North America                                                                $   10,841    $    10,252
----------------------------------------------------------------------------------------------------------
   North Sea                                                                        1,157           1,277
----------------------------------------------------------------------------------------------------------
   Offshore West Africa                                                                 651           518
----------------------------------------------------------------------------------------------------------
Horizon Project                                                                         381           229
----------------------------------------------------------------------------------------------------------
Midstream                                                                               200           196
----------------------------------------------------------------------------------------------------------
Head office                                                                              39            28
==========================================================================================================
                                                                                $   13,269    $    12,500
==========================================================================================================

SEGMENTED ASSETS                                                                     2003            2002
==========================================================================================================
Oil and natural gas
----------------------------------------------------------------------------------------------------------
   North America                                                                $   11,582    $    10,917
----------------------------------------------------------------------------------------------------------
   North Sea                                                                        1,282           1,427
----------------------------------------------------------------------------------------------------------
   Offshore West Africa                                                                 687           549
----------------------------------------------------------------------------------------------------------
Horizon Project                                                                         381           229
----------------------------------------------------------------------------------------------------------
Midstream                                                                               227           209
----------------------------------------------------------------------------------------------------------
Head office                                                                              39            28
==========================================================================================================
                                                                                $   14,198    $    13,359
==========================================================================================================

15.      SUBSEQUENT EVENT

ACQUISITION OF PETROVERA PARTNERSHIP

On February 18, 2004, the Company acquired certain resource properties located in East Central Alberta and Saskatchewan (collectively known as the Petrovera Partnership) for aggregate consideration of $701 million. In a separate transaction, the Company sold specific resource properties in the Petrovera Partnership, representing approximately one third of the total acquisition, to another independent producer for proceeds of $234 million, resulting in a net cost of $467 million for the retained properties. The net production from the working interests retained by the Company is approximately 27,500 barrels per day of heavy oil and nine million cubic feet per day of natural gas together with volumes associated with royalty interests of 1,200 barrels per day of heavy oil and two million cubic feet per day of natural gas.


16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles conform in all material respects with those in the United States ("US GAAP") except for those noted below. Differences arising from US GAAP disclosure requirements are not addressed.

The application of US GAAP would have the following effects on consolidated net earnings as reported:

(millions of Canadian dollars, except per common share amounts)    Notes        2003        2002      2001
==========================================================================================================
Net earnings - Canadian GAAP                                               $   1,394     $    57   $   656
----------------------------------------------------------------------------------------------------------
Adjustments, net of tax
----------------------------------------------------------------------------------------------------------
   Depletion                                                        (A,D)         37           5         5
----------------------------------------------------------------------------------------------------------
   Derivative financial instruments                                   (B)        (49)         29        61
----------------------------------------------------------------------------------------------------------
   Dividend on preferred securities                                   (C)         (5)         (6)       (6)
----------------------------------------------------------------------------------------------------------
   Revaluation of preferred securities                                (C)         18           1        (8)
----------------------------------------------------------------------------------------------------------
   Accretion of asset retirement obligation                           (D)        (37)         --        --
----------------------------------------------------------------------------------------------------------
   Cumulative effect of change in accounting policy                   (D)         (4)         --        --
----------------------------------------------------------------------------------------------------------
   Tax effect of flow-through shares                                  (E)         --          (1)       --
==========================================================================================================
Net earnings - US GAAP                                                     $   1,354     $   603   $   708
==========================================================================================================
Net earnings - US GAAP per common share
----------------------------------------------------------------------------------------------------------
   Basic                                                                   $   10.09     $  4.72   $  5.84
----------------------------------------------------------------------------------------------------------
   Diluted                                                                 $    9.76     $  4.56   $  5.70
==========================================================================================================


78  CANADIAN NATURAL

Comprehensive income under US GAAP would be as follows:

(millions of Canadian dollars)                                     Notes        2003        2002      2001
==========================================================================================================
Net earnings - US GAAP                                                     $   1,354     $   603   $   708
----------------------------------------------------------------------------------------------------------
Adoption of FAS 133                                                   (B)         --          --      (124)
----------------------------------------------------------------------------------------------------------
Amortization of FAS 133 adjustment                                    (B)         20          31        54
----------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                               (F)         (7)        (49)       73
==========================================================================================================
Comprehensive income                                                       $   1,367     $   585   $   711
==========================================================================================================

The application of US GAAP would have the following effects on the consolidated balance sheets as reported:

                                                                               2003
----------------------------------------------------------------------------------------------------------
                                                                     CANADIAN     INCREASE              US
(millions of Canadian dollars)                           Notes           GAAP    (DECREASE)           GAAP
==========================================================================================================
Property, plant and equipment                             (A,D)      $ 13,269     $    385      $   13,654
----------------------------------------------------------------------------------------------------------
Derivative financial instruments asset (liability)          (B)      $     --     $     16      $       16
----------------------------------------------------------------------------------------------------------
Long-term debt                                              (C)      $  2,645     $    103      $    2,748
----------------------------------------------------------------------------------------------------------
Asset retirement obligation                                 (D)      $    447     $    450      $      897
----------------------------------------------------------------------------------------------------------
Future income tax                                       (A,B,D)      $  3,588     $     --      $    3,588
----------------------------------------------------------------------------------------------------------
Shareholders' equity                                                 $  6,117     $   (152)     $    5,965
==========================================================================================================

                                                                               2002
----------------------------------------------------------------------------------------------------------
                                                                     Canadian     Increase              US
(millions of Canadian dollars)                           Notes        GAAP        Decrease)           GAAP
==========================================================================================================
Property, plant and equipment                               (A)      $  2,500     $    (68)     $   12,432
----------------------------------------------------------------------------------------------------------
Derivative financial instruments asset (liability)          (B)      $     --     $     56      $       56
----------------------------------------------------------------------------------------------------------
Long-term debt                                              (C)      $  4,074     $    126      $    4,200
----------------------------------------------------------------------------------------------------------
Future income tax                                         (A,B)      $  3,188     $      4      $    3,192
==========================================================================================================
Shareholders' equity                                                 $  4,868     $   (142)     $    4,726
==========================================================================================================

NOTES:
(A) Using Canadian full cost accounting rules, costs capitalized in each cost centre, net of future income taxes and future site restoration costs, are limited to an amount equal to the undiscounted, unescalated future net revenues from proved reserves plus the lower of cost or estimated fair market value of unproved properties (the "ceiling test"). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are discounted at 10% and estimated future financing and administrative expenses are not deducted from net revenues.

(B) The Company uses certain derivative financial instruments to manage its commodity prices and foreign currency exposure in relation to future firmly committed and anticipated sales transactions. The Company has also used interest rate swaps to manage its interest rate exposure. Under Canadian GAAP, these derivative financial instruments are accounted for as hedges.

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("FAS") 133 "Accounting for Derivative Instruments and Hedging Activities" and FAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" to account for its commodity prices and interest rate swap derivative financial instruments under US GAAP. Under FAS 133, all derivative financial instruments are recognized in the consolidated balance sheets at their fair value. Changes in the fair value of derivative financial instruments are recognized in consolidated net earnings unless specific criteria for hedging are met. In 2003, 2002 and 2001, no derivative financial instruments were designated as hedges for US GAAP purposes.

     In 2001, the adoption of FAS 133 resulted in the Company recognizing a derivative financial instruments liability of $183 million and a charge to comprehensive income of $124 million, net of future income tax recoveries of $59 million. Of the initial liability recognized on January 1, 2001, a loss of $54 million, net of future income tax recoveries of $26 million, was reclassified to net earnings during 2001. For 2002, a loss of $31 million, net of future income tax recoveries of $15 million, was amortized to net earnings. For 2003, a loss of $20 million, net of future income tax recoveries of $9 million, was amortized to net earnings.

     Under US GAAP, foreign currency swap contracts used to hedge foreign currency exposure to anticipated, but not firmly committed, transactions cannot be accounted for as hedges. Accordingly, for US GAAP reporting, gains and losses from changes in the fair market value of foreign currency swap contracts related to these anticipated transactions are recognized in net earnings when those changes in market value occur.


79  ANNUAL REPORT 2003

Notes to the consolidated financial statements


(C) Under Canadian GAAP, the preferred securities are considered to be equity because the Company has the unrestricted right to pay dividends, principal and principal prepayments with common shares. Under US GAAP, the Company's preferred securities would be classified as debt rather than as equity. Accordingly, the dividend on the preferred securities would be classified as an expense rather than a dividend and the revaluation of preferred securities would be included in foreign exchange (gain) loss in determining consolidated net earnings.

(D) Effective January 1, 2003, the Company adopted FAS 143 "Accounting for Asset Retirement Obligations" for US GAAP reporting purposes. Under FAS 143, all statutory, contractual, and legal obligations relating to asset retirements are recognized in the consolidated balance sheets at their fair value. The liability is adjusted for accretion of discount and any changes in the amount or timing of the underlying cash flows. The standard requires the cumulative effect on prior years to be included in net earnings.

     Adoption of FAS 143 had the following effects on the Company's consolidated financial statements:


(millions of Canadian dollars)                                DECEMBER 31, 2003
================================================================================
Consolidated balance sheet
--------------------------------------------------------------------------------
   Increase property, plant and equipment                             $     445
--------------------------------------------------------------------------------
   Increase asset retirement obligation                               $     450
--------------------------------------------------------------------------------
   Increase future income tax liability                               $       3
--------------------------------------------------------------------------------
Consolidated statement of earnings, net of tax
--------------------------------------------------------------------------------
   Decrease depletion, depreciation and amortization                  $     (33)
--------------------------------------------------------------------------------
   Increase accretion of asset retirement obligation                  $      37
--------------------------------------------------------------------------------
   Increase cumulative effect of change in accounting policy          $       4
================================================================================

     The Company's pipelines and co-generation plant have indeterminant lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. The asset retirement obligation for these assets will be recorded in the year in which the lives of the assets are determinable.

(E) Under Canadian GAAP, the future income tax effect of flow-through shares is deducted from share capital. However, under US GAAP, the future income tax effect of flow-through shares is expensed immediately. (F) Under US GAAP, exchange gains and losses arising from the translation of self-sustaining foreign operations are included in comprehensive income. (G) Recently Issued Accounting Standards

     FULL COST ACCOUNTING IN THE OIL AND GAS INDUSTRY

     In September 2003, the CICA issued Accounting Guideline 16 "Oil and Gas Accounting - Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting cost centre impairment tests, the testing for cost centre recoverability and the method of determining fair value. The Guideline recommends that cost centre impairment tests should be conducted at each annual balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004, with early adoption recommended. This guideline will apply to the ceiling test relating to the impairment of the Company's property, plant and equipment. Adoption of this standard would not have had an impact on the Company's financial statements for the year ended December 31, 2003.

     ASSET RETIREMENT OBLIGATIONS

     In January 2003, the CICA issued Section 3110 "Asset Retirement Obligations". The Section requires the recognition of the fair value of the retirement obligation for related long-term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital asset and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows. This standard will be adopted retroactively effective January 1, 2004, and prior period comparative balances will be restated. Adoption of the standard will have the following effects on the Company's financial statements:

(millions of Canadian dollars)                                  January 1, 2004
================================================================================
Consolidated balance sheet
--------------------------------------------------------------------------------
   Increase property, plant and equipment                               $   445
--------------------------------------------------------------------------------
   Increase asset retirement obligation                                 $   450
--------------------------------------------------------------------------------
   Increase future income tax liability                                 $     3
--------------------------------------------------------------------------------
   Decrease foreign currency translation adjustment                     $   (14)
--------------------------------------------------------------------------------
   Increase retained earnings                                           $     6
================================================================================


80  CANADIAN NATURAL

     The Company's pipelines and co-generation plant have indeterminant lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. The asset retirement obligation for these assets will be recorded in the year in which the lives of the assets are determinable.

     LIABILITIES AND EQUITY

     In January 2004, the CICA issued amendments to Section 3860 "Financial Instruments". The amended Section requires the recognition of certain financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. This amended Section is effective for periods ending after November 1, 2004, and will require the Company to reclassify its preferred securities from shareholders' equity to long-term debt. Dividends on the preferred securities would be reclassified to interest expense.

     ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     In January 2003, the CICA issued Section 3063 "Impairment of Long-lived Assets" effective for fiscal years beginning on or after April 1, 2003. The
     Section indicates that impairment losses occur when the carrying value of the asset exceeds the sum of the undiscounted cash flows expected from its use and is measured as the amount by which the carrying amount exceeds its fair value. This Section will apply to the Company's midstream operating segment only.

     HEDGING RELATIONSHIPS

     In December 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships". The effective date of this Guideline was deferred to fiscal years beginning on or after July 1, 2003. The Guideline addresses the types of items that qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to evaluate hedges for effectiveness. The Guideline does not specify how hedge accounting should be applied but does require financial instruments that are not designated as hedges be recorded at fair value on the Company's consolidated balance sheet, with changes in fair value recorded in earnings. This Guideline will be adapted prospectively effective January 1, 2004 and will have the following effects on the Company's financial statements:

(millions of Canadian dollars)                                  January 1, 2004
================================================================================
Consolidated balance sheet
--------------------------------------------------------------------------------
   Increase derivative financial instruments asset                    $      16
--------------------------------------------------------------------------------
   Increase future income tax liability                               $       7
--------------------------------------------------------------------------------
   Increase deferred revenue                                          $       9
================================================================================

     VARIABLE INTEREST ENTITIES

     In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" (VIEs) with the purpose of harmonizing Canadian Standards with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities". The Guideline requires enterprises to identify VIEs in which they have an interest, determine if they are the primary beneficiary of such entities and if so, consolidate them. A transitional provision to disclose VIEs prior to the effective date of the Guideline was to be effective January 1, 2004; however, the CICA has suspended this provision pending review of recent changes to Interpretation No. 46, which are described in Interpretation 46R. The prospective treatment of the consolidation requirement of the Guideline remains effective for all annual and interim periods beginning on or after November 1, 2004. This supplementary oil and natural gas information is provided in accordance with the United States FAS 69, "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the US GAAP financial information.



81  ANNUAL REPORT 2003